Exhibit 99.1

Notice from the European Commission

After having approved the takeover of Morpol by Marine Harvest on 30 September 2013, the European Commission has informed Marine Harvest that it is currently investigating whether Marine Harvest has committed an infringement of the suspension obligation and of the notification requirement under the European Merger Regulation by acquiring an initial shareholding in Morpol, before the related acquisition was notified to and approved by the European Commission.

The European Commission has today issued a statement of objections, informing Marine Harvest of the objections raised.

The investigation proceedings do not affect the approval granted by the European Commission for the acquisition of Morpol by Marine Harvest, but may lead to a monetary fine for the infringement of the suspension obligation and of the notification requirement under the European Merger Regulation. Marine Harvest does not expect such fine to be material.

For queries, please contact:

Ola Helge Hjetland +47 970 67 932

Forward-looking Statements

This press release may be deemed to include forward-looking statements, such as statements that relate to the scope of the investigation by the European Commission, the effect of the investigation on Marine Harvest’s acquisition of Morpol and the related approval, the type of enforcement action that may be taken by the European Commission and the size or materiality of any fine or other sanction that may be imposed by the European Commission on Marine Harvest. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “may”, “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties, including regulatory and investigation risk associated with the European Commission’s investigation and the effect that such investigation or regulatory action may have on Marine Harvest. All forward-looking statements included in this press release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.